

August 14, 2009

<u>Via U.S. Mail and Fax (913) 663-2239</u>

John C. Garrison, Chief Financial Officer
Empire Energy Corporation International
4500 College Blvd., Suite 240
Leawood, Kansas 66211

> **Re:** **Empire Energy Corporation International**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 23, 2009**
> **File Number 333-159680**
>
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 23, 2009**
> **File Number 333-159119**

Dear Mr. Garrison:

We have reviewed your response letters and the amended filings and have the following comments Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-159680)

General

1.   Please revise your filing to clarify how a shareholder can exercise its subscription and over-subscription rights. In addition, please disclose the expiration dates for such rights. For example, we note the reference in the form of rights certificate filed as Exhibit 4.1 that the rights certificate will be void if not exercised before the "Expiration Date (as defined in the prospectus)."

2.   Please revise your filing to provide the disclosure required by Item 508 of Regulation S-K. For example, we note that the form of rights certificate indicates that you have agreed with certain broker-dealers that they will receive a 5% commission for assisting you by soliciting the exercise of the rights.

3.   Please revise your filing to provide updated financial statements. See Rule 8-08 of Regulation S-X. This comment also applies to your registration statement on Form S-1 with the File Number 333-159119.

4.   We note your response to our prior comment 4. It appears that Malcolm Bell would be deemed an "underwriter" under Section (2)(a)(11) of the Securities Act. Please revise your filing to identify Mr. Bell as an underwriter. In addition, with a view toward disclosure, please advise us whether Mr. Bell will need to make additional financial arrangements to fund his commitment to purchase all shares not subscribed by other rights holders.

Exhibit 5.1

5.   We note your correspondence dated July 24, 2009 regarding the legal opinion filed with your amendment. Please obtain from counsel and file with your next amendment a proper legal opinion. This comment also applies to your registration statement on Form S-1 with the File Number 333-159119.

Closing Comments

        As appropriate, please amend your registration statements in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Tracey L. McNeil at (202) 551-3392 or, in her absence, Laura Nicholson at (202) 551-3584 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Via Facsimile
        Roger V. Davidson, Esq.
        (303) 415-2500